Exhibit 99.1

PAN AMERICAN SILVER ANNOUNCES RELEASE DATE FOR 2009
UNAUDITED SECOND QUARTER RESULTS

Vancouver, British Columbia – July 30, 2009-- Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that its unaudited 2009 second quarter results will be released on Tuesday, August 11, 2009 after market closes.  A conference call and live audio webcast to discuss the results will be held on Wednesday, August 12, 2009 at 11:00 am ET (8:00 am PT).

Q2 2009 Results Conference Call and Webcast Information

Date:     Wednesday, August 12, 2009
Time:    11:00 am Eastern Time – 8:00 am Pacific Time

Conference Call Dial-In Numbers
       North America and International toll number: 1-480-629-9723

Audio Webcast
       A live audio webcast can be accessed at:
            http://www.investorcalendar.com/IC/CEPage.asp?ID=148117

Playback
       North America and International toll number: 1-303-590-3030

       Replay Pin Number: 4128717
       Playback available for one week following the call

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight operating mines in Mexico, Peru, Argentina and Bolivia.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

1500 - 625 Howe Street, Vancouver, BC, Canada  V6C 2T6     Tel 604-684-1175  Fax 604-684-0147